
March 3, 2015

Brian Collins
President and Chief Executive Officer
One Horizon Group, Inc.
Weststrasse 1, Baar
Switzerland CH6340

> **Re: One Horizon Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2015**
> **File No. 333-201900**

Dear Mr. Collins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer you to the financial statement updating requirements in Rule 8-08 of Regulation S-X.

2.   We note that the Performance Warrants have not been issued and are not issuable until December 2016. Since they are not issuable for over a year, it is premature to register the underlying shares for resale at this time. Please delete the shares underlying the Performance Warrants from the registration statement.

Prospectus Cover Page

3.   You disclose that you are registering for resale "2,093,723 shares of Common Stock issued to investors pursuant to various financings the Company closed before and after the Share Exchange." If any of the 2,093,723 shares of common stock are not currently

outstanding (such as shares payable as interest or dividends) or are issuable upon conversion of another security (such as the convertible debenture issued in December 2014 or Series A Redeemable Convertible Preferred Stock issued in July 2014), please disclose this fact throughout the prospectus.

Item 7. Selling Stockholders, page 12

4.   The disclosure in this section suggests that all the shares being offered for resale are pursuant to the December 2014 private placement. If this is not the case, please disclose how the selling stockholders received the shares they are offering for resale. In this regard, your disclosure on page 7 suggests there was only one investor in the December 2014 private placement.

5.   We note your disclosure in footnotes (1), (5), (6) and (7) that the numbers of shares reported in the table are subject to a 19.99% limitation on beneficial ownership of your common stock. Please disclose the number of shares beneficially owned before and after the offering and percentage of shares beneficially owned after the offering without regard to the 19.99% beneficial ownership limitations. You may disclose the ownership limitations in the footnotes to the table. However, state that, even though the holders of the convertible debenture and Warrants may not convert or exercise these securities if they would own more than 19.99% of the then-outstanding common stock, this restriction does not prevent these holders from selling some of their holdings and then receiving additional shares. In this way, the holders could sell more than these limits while never holding more than those limits.

Executive Compensation, page 94

6.   Please update your executive compensation disclosure to include fiscal year 2014.

Item 15. Recent Sales of Unregistered Securities, page 101

7.   Please provide the information required by Item 701 of Regulation S-K rather than referring to disclosure in your periodic and current reports.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director